Exhibit (e)(14)

March 19, 2015

Stephen Bandak, M.D.

1310 Jones Street

San Francisco, CA 94109

Dear Steve:

As you know, you have been serving as the Chief Medical Officer of Biotie Therapies, Inc. (the “Company”) pursuant to a March 28, 2007 offer letter from the Company. The Company has agreed to certain amended terms of employment for you, and thus is issuing you this amended and restated offer letter. This offer letter shall supersede and replace your former offer letter in its entirety.

You will continue serving as Chief Medical Officer, reporting to the Chief Executive Officer. You shall continue performing your services at the Company’s headquarters and at your home in Colorado; provided, however, that the Company may from time to time require you to travel to other locations in connection with your duties. You are expected to adhere to the general employment policies and practices of the Company that may be in effect from time to time, except that when the terms of this Agreement conflict with the Company’s general employment policies or practices, this Agreement will control. The Company may change your position, duties, work location and compensation from time to time in its discretion, subject to the terms and conditions set forth herein.

The Company shall continue to pay you a base salary of $367,258.98 per year, less deductions and withholdings, payable in accordance with Company policy. In addition, you will continue to be eligible to receive an annual discretionary bonus of up to eighty percent (80%) of your base salary. Whether you receive such a bonus, and the amount of any such bonus, shall be determined by the Board of Directors (the “Board”) in its sole discretion, and shall be based upon achievement of performance objectives to be mutually agreed upon between you and the Board and other criteria to be determined by the Board. Any bonus shall be paid within thirty (30) days after the Board’s determination that a bonus shall be awarded. To be eligible for a bonus, you must be employed the entire calendar year.

You are entitled to five weeks of accrued vacation per year.

You have previously been granted certain equity awards. Those awards shall remain subject to the terms and conditions of the governing plan documents, equity agreements and grant notices. You will remain eligible for future equity grants as determined by the Board. You will also be eligible for the Company’s standard benefits, subject to the terms and conditions of the applicable plans.

Your employment with Company will remain “at-will.” This means that either you or Company may terminate your employment at any time, with or without Cause (as defined below) or advance notice. Notwithstanding this at-will employment relationship, if at any time the Company terminates your employment without Cause, and other than as a result of your death or disability, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)), then you shall be entitled to receive severance in the form of salary continuation and monthly COBRA premiums for six (6) months. These severance payments are conditional upon you continuing to comply with your obligations under your Employee Proprietary Information and Inventions Agreement, and your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your termination date. The salary continuation will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings; provided, however, that no payments will be made prior to the 60th day following your separation from service. On the 60th day following your separation from service, the Company will pay you in a lump sum the salary continuation that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 60th day, with the balance of the payments being paid as originally scheduled.

If, at any time, the Company terminates your employment for Cause, or you resign, or if either party terminates your employment as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment, but will not be eligible for any severance benefits.

For purposes of this Agreement, “Cause” means the occurrence of any of the following events: (a) your substantial and repeated failure to satisfactorily perform your job duties which in the reasonable good faith determination of the Board demonstrates gross unfitness to serve the Company, such as continued flagrant absences from the Company (working from your home office in Colorado will not be considered a “flagrant” absence) and demonstrable and substantial lapses of duty; (b) your refusal or failure to follow lawful directions of the Board; (c) your conviction of a felony or a crime involving moral turpitude; (d) your engaging or in any manner participating in any activity which is directly competitive with or injurious to the Company or which violates any material provisions hereof or your Confidential Information and Inventions Agreement with the Company; or (e) your commission of any fraud against the Company, employees, agents, collaborators or customers or use or intentional appropriation for your personal use or benefit of any funds or properties of the Company.

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a

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right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your separation from service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.

As condition of your employment, you must continue to abide by the Employee Proprietary Information and Inventions Agreement that you executed at the commencement of your employment. The terms and conditions of that agreement remain in effect.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, or interpretation of this letter, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This agreement shall be construed and interpreted in accordance with California law. This Agreement, including your Confidential Information and Inventions Assignment Agreement, contains the complete, final and exclusive agreement of the parties relating to its subject matter, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between you and the Company. This agreement cannot be amended or modified

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except by a written agreement signed by you and the Company and approved by the Board (except for such terms reserved to the Company’s discretion in this letter). No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the party against whom the wavier is claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach. This Agreement may be executed in two counterparts, each of which shall be deemed an original, and all of which together shall contribute one and the same instrument. Facsimile or PDF signatures shall be as effective as original signatures.

If you accept these amended terms, please sign and date this letter in the space provided below and return it to me.

Sincerely,

/s/ Timo Veromaa

Timo Veromaa, M.D., Ph.D

President and CEO

Agreed and Accepted:

/s/ Steve Bandak

STEVE BANDAK, M.D.

Dated:    19 Mar 2015

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March 28, 2007

Stephen I. Bandak, M.D.

102 Sagewood Drive

Malvern, PA 19355

Dear Steve:

I am pleased to offer you the exempt position of Chief Medical Officer of Synosia Therapeutics, Inc. (the “Company”) reporting directly to me.

Additional terms of this offer arc set forth below.

Start Date

Your start date will be April 23, 2007

Salary

Your semi-monthly base salary for this position will be $11,666.67 (equivalent to $280,000 on an annualized basis) less payroll deductions and all required withholdings. The Company may change your compensation from time to time at its discretion.

Bonus

In addition to your base salary, you will be eligible to receive an annual discretionary bonus of up to 25% of your base salary (pro-rated for 2007) based upon your performance, as determined by the Company, against specific milestones to be defined by the Company and agreed to by you.

Stock Option Program

In connection with the commencement of your employment, and subject to approval by the Company’s Board of Directors, the Company will grant you an option to purchase 300,000 shares (1.2% of the total outstanding shares) of the Company’s common stock with an exercise price equal to the fair market value on the date of the grant, as determined by the Board of Directors. Subject to your continuing service with the Company, your stock option will vest over a period of four years, with 25% vesting upon the first anniversary of the vesting commencement date and  1⁄48th vesting at the end of each month thereafter. Your stock option will be subject to the terms and conditions of the Company’s 2006 Equity Incentive Plan and your stock option agreement, which you will be required to sign as a condition of receiving the stock option.

Sign-On Bonus

As an added incentive, you will receive a one-time, sign-on bonus of twenty thousand dollars ($20,000) gross in your first routine paycheck.

Benefit Plans and Programs

You will be eligible to participate in Synosia’s benefit programs. Please note that all insurance plans, benefits, as well as Company policies and procedures are subject to change without notice.

In addition to the standard three weeks of company paid vacation you will be allowed to work from your home in Colorado for up to four additional weeks per year.

Proof of Right to Work

In accordance with federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. This employment offer is contingent upon such documentation being provided to the Company within three (3) business days of your hire date.

At Will Employment

Your relationship with the Company will be one of employment at will. Accordingly, your employment is not for any specific term and may be terminated by either you or the Company at any time, for any reason with or without prior notice.

Conflicts

You will be expected not to make unauthorized use or disclosure of any confidential information or materials, include trade secrets, of any former employer or other third party to whom you owe a duty of confidentiality. Additionally, the Company requires you to verify that your employment with the Company does not and will not conflict with any agreements entered into by you prior to your employment with the Company (i.e., you have not entered into any agreements with previous employers or others that are in conflict with your obligations to the Company) and to notify the Company of any such conflict. By accepting employment with the Company, you are representing to us that you will be able to perform your duties within the guidelines described in this paragraph.

Confidentiality

As a condition of your employment, you will be required to abide by the Company’s policies and procedures, including but not limited to the policies set forth in the

Company’s Employee Handbook that may be in effect from time to time. You also agree to read, sign and comply with the Company’s Employee Proprietary Information and Inventions Agreement attached hereto as Exhibit A (the “Proprietary Information Agreement”).

This left, together with the Proprietary Information Agreement, represent the complete and exclusive understanding between you and the Company concerning the subject matter hereof. The terms of this letter supersede any other representations or agreements made to you or by the Company, whether oral or written. The terms of this agreement cannot be waived or amended except in writing signed by both you and the Company. This agreement will be governed by the laws of California without reference to conflicts of law principles. This agreement may be executed in one or more counterparts, and facsimile signatures will have the same effect as originals.

Please note that the Company may change your position, duties and/or work location from time to time in its discretion.

If these terms are agreeable to you please sign both copies of this letter and return one to me along with the Proprietary Information Agreement attached as Exhibit A. This offer is valid through Friday, March 30, and requires a response on or before that date.

On a personal note, Steve, I would be delighted to welcome you to Synosia Therapeutics, Inc.. We look forward to your leadership, cooperation, and contributions to our innovative and successful drug development efforts.

Sincerely,	Accepted: /s/ Stephen Bandak
/s/ Ian J. Massey
Ian J. Massey, D. Phil
President and Chief Executive Officer	Date: 30 Mar ’07
Synosia Therapeutics, Inc.

            EXHIBIT A

EMPLOYEE PROPRIETARY INFORMATION

AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by Synosia Therapeutics, Inc. (the “Company”), and the compensation now and hereafter paid to me, I hereby agree as follows:

I.	NONDISCLOSOURE

1.1     Recognition of Company’s Rights Nondisclosure.     At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain the Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at the Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns. I have been informed and acknowledge that the unauthorized taking of the Company’s trade secrets could result in a civil liability under California Civil Code Section 3426, and that, if willful, could result in an award for double the amount of the Company’s damages and attorneys’ fees and is a crime under California Penal Code Section 444(c), punishable by imprisonment for a time not exceeding one (1) year, or by a fine not exceeding five thousand dollars ($5,00), or by both.

1.2 Proprietary Information. The term “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, “Proprietary Information” includes (a) trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (c) information regarding the skills and compensation of other employees of the Company.

1.3     Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”

subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

1.4     No Improper Use of Information of Prior Employers said Others.   During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

2.	ASSIGNMENT OF INVENTIONS

2.1     Proprietary Rights.     The term “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2     Prior Inventions.     Inventions, if any, patented or unplanned, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Appendix B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Appendix B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that raison. A space is provided on Appendix B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights, to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

2.3     Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with ethers, during the period of my employment with the Company, Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, am hereinafter referred to as “Company Inventions.”

2.4     Nonassignable Inventions. This Agreement does not apply to an Invention which qualities fully as a nonassignable Invention under Section 2870 of the California Labor Code (hereinafter “Section 2870”). I have reviewed the notification on Appendix A (Limited Exclusion Notification) and agree that my signature acknowledges receipt of the notification.

2.5     Obligation to Keep Company Informed. During the period of my employment and for six (6) months after termination of my employment with the Company, I will promptly disclose to the Company fully and in writing all inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within a year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe fully qualify for protection under Section 2870; and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief, The Company will keep in confidence and will not use for any purpose or disclose to third parties without my content any confidential information disclosed in writing to the Company pursuant to this Agreement relating to Inventions that qualify fully for protection under the provisions of Section 2870. I will preserve the confidentiality of any Invention that does not fully qualify for protection under Section 2870.

2.6     Government or Third Party. I also agree to assign all my right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed by the Company.

2.7     Works for Hire. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.8     Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company’s request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3.     RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

4.     ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company’s express written console, engage in any employment or business activity which is competitive with, or would otherwise conflict with, my employment by the Company. I agree further that for the period of my employment by the Company and for one (1) year after the date of termination of my employment by the Company I will not, either directly or through others, solicit or attempt to solicit any employee, independent contractor or consultant of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity.

5.     NO CONFLICTING OBLIGATION. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

6.     RETURN OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the

Company in completing and signing the Company’s termination statement.

7.     LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

8.     NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

9.     NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

10.	GENERAL PROVISIONS.

10.1     Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents.

10.2     Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or an enforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

10.3     Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

10.4     Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

10.5     Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

10.6     Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

10.7     “I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL. COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT RE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.”

10.8     Entire Agreement. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

This Agreement shall be effective as of the first day of my employment with the Company, namely: 4/23/07.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT APPENDIX B TO THIS AGREEMENT.

Dated: 30 Nov ’07

/s/ Stephen Bandak
[Employee]

ACCEPTED AND AGREED TO:

SYNOSIA THERAPEUTICS, INC.

By:	/s/ Ian Massey

Name:	Ian Massey, D.Phil.

Title:	President and Chief Executive Officer

Dated:

APPENDIX A

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Section 2872 of the California Labor Code that the foregoing Agreement between you and the Company does not require you to assign or offer to assign to the Company any invention that you developed entirely on your own time without using the Company’s equipment, supplies, facilities or trade secret information except for those inventions that either;

1.     Relate at the time of conception or reduction to practice of the Invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company;

2.     Result from my work performed by you for the Company.

To the extent a provision in the foregoing Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the prevision is against the public policy of this state and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

I ACKNOWLEDGE RECEIPT of a copy of this notification.

By:	/s/ Stephen Bandak

Print Name:	Stephen Bandak

Date	30 Mar ’02

WITNESSED BY:

/s/ Madeline Read
Madeline Read 3/30/07

APPENDIX B

TO:	Synosia Therapeutics Inc.

FROM:

DATE:	30 Mar ‘07

SUBJECT:	Previous Inventions

1.         Except as listed in Section 2 below, the following is a complete list of all Inventions or improvements relevant to the subject matter of my employment by Synosia Therapeutics. Inc. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

	☐	No inventions or improvements.

	☑	See below:

		USPPA	No. 20060251722

		USPPA	No. 60/847,092

☐	Additional sheets attached.

2.         Due to a prior confidentiality agreement I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):

	Invention or Improvement	Party(ies)	Relationship

1.

2.

3.

4.

☐        Additional sheets attached.